July 30, 2024

Benjamin Tran
Chief Executive Officer
Bitech Technologies Corp
895 Dove Street, Suite 300
Newport Beach, CA 92660

       Re: Bitech Technologies Corp
           Registration Statement on Form S-1
           Filed July 3, 2024
           File No. 333-280668
Dear Benjamin Tran:

       We have reviewed your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Disclosure elsewhere in your filing appears to indicate an intention to apply for the listing of your common stock on Nasdaq. If so, please disclose on the cover page, and as appropriate throughout the registration statement, if your offering is contingent on receipt of certification to list on Nasdaq.
Table of Contents, page i

2.     We note you disclose that the prospectus is    accurate only as of its
date, regardless of its
       time of delivery or the time of any sale of common stock and Pre-Funded warrants.
       Please remove the phrase    regardless of its time of delivery.    See
Rule 159(a) under the
       Securities Act. Also, we remind you that you have an obligation to update the prospectus if there has been a material change in your operations, financial condition, etc.
 July 30, 2024
Page 2
The Offering, page 6

3. We note your disclosure that the Pre-Funded Warrants will have an exercise price of
       $0.0001 per share and will expire five years from the date of issuance. However, we note your disclosure on the Cover Page that the purchase price of the Pre-Funded Warrants is equal to the price per common share being sold to the public in this offering, minus
       $0.001. Please clarify whether the purchase price and the exercise price of the Pre-
       Funded Warrants as currently disclosed are accurate, and if not please revise as appropriate.
Risk Factors, page 9

4. We note your disclosures of risk factors on pages 10-11, regarding various concerns that are unclear as to the association with your company. For example, you refer to

                The interruption of the flow of components and materials from international vendors could disrupt our supply chain

                We purchase some of our components and materials outside of the United States through arrangements with various vendors and have experienced delays

                Failure by our vendors or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business

                We may not achieve the intended benefits of our recent acquisition of Emergen
           Energy LLC, and the acquisition may disrupt our current plans or operations

                If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges

                We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new market segments

             "We rely on third-party general contractors to install energy storage products at our sites. We currently work with a limited number of general contractors

       Given that you have not reported operations that would correlate with these concerns, please clarify each disclosure as to the nature of each concern. For example, identify the nature of any actual arrangements with suppliers and contractors, or clarify if there are none; and explain how you have experienced growth in recent periods, or clarify if this has not occurred.
 July 30, 2024
Page 3

       Also explain to us how the concern over    integrating the business of
Emergen    reconciles
       with your description of the Emergen transaction elsewhere in the filing, e.g. pages 30 and
       37, indicating you acquired only rights to develop projects, rather than a business.
Risks related to the Offering and Ownership of our Common Stock
Certain provisions of Delaware law and antitakeover provisions in our organizational documents could delay or prevent a change of control, page 17

5. You refer in this section to "the consent rights of the Continuing Equity Owners in the
       Stockholders Agreement as described in    Certain Relationships and
Related Party
       Transactions     Stockholders Agreement." However, we could not locate a
discussion, in
       your related party transactions section or elsewhere, regarding such agreement or such continuing equity owners. Please revise or advise.
Risk Factors
If you purchase shares in this offering, you will suffer immediate dilution of your investment, page 24

6. You disclose that based on an assumed initial public offering price of $2.25 per share, investors in this offering will experience immediate dilution of $1.61 per share and that purchasers in this offering will have contributed approximately 38.6% of the aggregate price paid by all purchasers of your common stock but will own only 18.7% of common stock outstanding after the offering. Given that you have not disclosed the number of shares to be issued or the price or price range for such shares, please explain how you determined this information, and provide calculations supporting your response.
Use of Proceeds, page 25

7. Please expand your disclosures under this heading to identify any projects that will be constructed with the offering proceeds, and to quantify the funds that will be required to complete those projects and separately all other projects for which proceeds are not expected to be utilized.

       Please also quantify the amounts that will be required to satisfy the BESS Initial Fee and the Solar Initial Fee under your Project Management Services Agreement, as well as the aggregate of the incremental fees that are presently disclosed elsewhere in the filing on a per unit basis.
Market for Common Equity and Price Range of Common Stock, page 26

8. Revise to state the range of high and low bid information for any subsequent interim period for which you include financial statements. See Item 201 of Regulation S-K.
Capitalization, page 27

9. We note your disclosure that the number of shares of common stock to be outstanding after this offering excludes various shares as described in the four bullet points that follow.

       With regard to the second bullet point, we note that the 222,222,000 shares of common stock issued on April 24, 2024 in connection with the acquisition of Emergen LLC were
 July 30, 2024
Page 4

       outstanding as of the date of the prospectus and should not be excluded.

       With regard to the remaining three bullet points, explain your reasons for exclusions.
       Exclusions of the shares described in the third and fourth bullet points appear inconsistent with your disclosure in the second bullet point "On a pro forma basis...." at the top of the
       Capitalization table.

       Please revise your disclosures as appropriate.
Dilution, page 28

10. Please explain your reasons for exclusions of the various shares as described in the four bullet points or revise as appropriate, similar to our comment raised in Capitalization above.

       Add tables showing calculations of how you determined the net tangible book value amount and per share, and the pro forma (as adjusted) net tangible book value amount and per share after the offering. Additionally, explain your reason(s) for presenting both the pro forma net tangible book value per share and the pro forma as adjusted net tangible book value per share, clarifying the meaning of the former, currently presented as $0.02 per share, which appears to include the $10 million estimated offering proceeds however exclude the corresponding offering shares.
Management's Discussion and Analysis, page 29
Liquidity and Capital Resources, page 33

11. We note that in your discussion of liquidity and capital resources as of December 31,
       2023 you disclose that one of your primary needs for liquidity is to fund the development projects you expect to pursue following the completion of the business combination with
       Bridgelink, while your discussion of liquidity as of March 31, 2024 describes the need to fund the development and construct your planned BESS and solar projects that are part of the development project rights you acquired upon completion of the acquisition of
       Emergen. As you do not appear to have acquired Bridgelink, please revise your disclosure as appropriate.
12. Please expand your disclosures under this heading to discuss the capital requirements to complete all your BESS and Solar projects, to pay fees under the Project Management
       Services Agreement, including the BESS Initial Fee, Solar Energy Initial Fee, the
       aggregate of the various unit-based fees, and the nature of the $50 million financing commitment mentioned on page F-14.

       Please expand your disclosure to discuss the implications of the Project Sale Agreement that you have filed at Exhibit 10.28, indicating that on May 30, 2024 you agreed to sell projects to a third party in exchange for $19.4 million, and explain how this reconciles with disclosures identifying you or your subsidiaries as the company acquiring the projects.
 July 30, 2024
Page 5
Business, page 34

13. Given your various disclosures indicating that you completed the acquisition of Emergen
       Energy LLC (Emergen) on April 24, 2024, please expand your disclosures to explain how you have satisfied the requirement to obtain a $50 million financing commitment as mentioned on page F-14.
14. We note that you have various disclosures reporting ownership and control over 23 projects that involve developing and operating battery energy storage systems (BESS)
       having a capacity of 1.965 gigawatts, and solar energy systems having a capacity of 1.415 gigawatts.

       Please expand your disclosures on pages 2 and 29 to more clearly summarize details of the projects, including the scope and status of the projects. The details necessary to support the summary information should be provided in the Business section that begins on page 34; many of the pertinent details may be effectively organized and presented in a tabular format.

       For example, these should indicate specific project locations, how rights to the properties upon which the projects will be constructed have been secured, size and capacity of the
       facilities, estimated total costs, present status     as may include
describing any engineering
       work completed and yet to be completed, time to construct once construction has commenced, any permits acquired to build and operate, any permits that must still be acquired to build and operate, the extent and status of any financing that has been secured, and if not secured, any tentative arrangements for financing the projects, and the nature of any contractual arrangements with third parties to construct, and with customers to acquire or lease the facilities.

       In addition to the foregoing, please clarify how you intend to sequence the projects, and if this has not yet been decided then identify the factors that will determine when the facilities will be constructed, including any uncertainties as to whether the projects will be completed. Also identify the project management service fees for each project.
15. Please revise to disclose all material government regulations applicable to your business, including any environmental laws. In this regard we note your disclosure at page
       41, stating that your business currently does not implicate any environmental regulation, appears inconsistent with your risk factor disclosure regarding same. Refer to Item 101(h) of Regulation S-K.
Core Business in Battery Energy Storage Systems (BESS), page 34

16. We note that you have various disclosures regarding certain aspects of your business which appear suggestive of progress, experience, or certain business relationships as may
       include disclosures on pages 3, 34 and 36, stating    Our primary BESS
customers are key
       players in the energy industry,       Our extensive experience in BESS
development puts us
       in a favorable position to capitalize on the industry   s rapid growth,
     Our Power Desk
       team can   optimize our operational activities,   ;    Our breadth of
legislative authority
       relationships    enable us to effectively capture and utilize investment
tax credits
       (ITCs)      .
 July 30, 2024
Page 6


       Please expand these and any similar disclosures elsewhere in the filing as necessary to clarify the extent of any actual customers and suppliers, partnerships with Independent system operators (ISOs), the scope and extent of prior development experience, to include a description of any completed projects/facilities, how your power desk team has optimized any specific operational activities, and the nature of your legislative authority relationships and of the particular ITC arrangements that you have secured as a result of those relationships.

       Please ensure that your description of each matter is substantive and clear as to the extent of progress, experience and business relationships.
Recent Developments, page 36

17. Please expand your disclosure concerning your April 24, 2024 acquisition of Emergen
       Energy LLC to describe the assets and liabilities acquired and to explain how the purchase price was determined and allocated to such assets and liabilities.

       Also describe your accounting for the transaction, including clarification of whether it was an asset or business acquisition, based on the definitions in FASB ASC 805-10-20. If this was an asset acquisition rather than a business acquisition, revise disclosures throughout your filing to clarify.
Project Management Services Agreement, page 37

18. Tell us how you have accounted for the BESS Initial Fee and the Solar Initial Fee upon entering into the Project Management Services Agreement and if you have not recognized the amounts payable as liabilities, explain your rationale, describe the circumstances under which you expect to recognize the liabilities, and indicate when you expect those circumstances to arise.

       In addition to providing such disclosures, tell us the specific contractual provisions that you have considered in your analyses, and the specific accounting standard and paragraphs within that standard, that you have relied upon in formulating your accounting policy.
Recent Developments, page 36
Project Management Services Agreement, page 37

19. Please expand your disclosures regarding the Project Management Services Agreement
       (PMSA) with Energy Independent Partners LLC (EIP) as necessary to address the following points.

             Identify the party that will determine which projects will be developed and when, how financing arrangements will be pursued and accepted, and whether a project may be sold instead of developed, and the criteria for establishing the sale price.

             Quantify the fees to be paid based on the watts of the development projects, in the aggregate for the BESS and Solar projects.
 July 30, 2024
Page 7


             Clarify whether the BESS Initial Fee and the Solar Initial Fee are due on the 24-
           month anniversary of the Effective Date, as appears to be indicated on page 37, regardless of whether any additional financing is obtained.

       Please identify the specific contractual provisions in the exhibits that you have filed that correspond to and support the disclosures that you provide to address the points above.
Management, page 41

20. We note that your executive officers appear to have management, advisory or directorship positions with other companies and may allocate their time to other businesses. Please include an appropriately captioned risk factor to discuss, if true, that certain executive officers serve in their positions on a part-time basis and/or otherwise clarify the number of hours they have agreed to dedicate to the business affairs of your company. To the extent material, please also identify and describe any potential conflicts of interest that exist, or may exist, as a result of your executive officers' outside business relationships.
21. Please revise to disclose the names of the multiple entities for which Mr. Johnson serves as Principal and Chief Executive Officer within his family office. Refer to Item 401(e) of
       Regulation S-K.
Employment Agreements, page 45

22. Please revise to additionally discuss the options agreements as between the company and
       Messrs. Tran and Johnson.
Consolidated Financial Statements
General, page F-1

23. Please update your financial statements and other financial information included in the registration statement in accordance with Rule 8-08 of Regulation S-X.
24. We note that in your Form 10-Q for the quarter ended March 31, 2024 you provided a
       statement of stockholders    equity for the three months ended March 31,
2024 compared to
       a statement of stockholders    equity for the year ended December 31,
2023, omitting a
       statement of stockholders    equity for the comparable prior year
interim period ended
       March 31, 2023. Please refer to Rule 8-03(a)(5) of Regulation S-X and apply this guidance in preparing financial statements for interim periods, including interim financial statements to be included in this registration statement.
Notes to Consolidated Financial Statements, page F-7

25. Please revise the title for the notes to your consolidated financial statements to eliminate the word "Condensed" as your audited annual financial statements are not condensed financial statements.
 July 30, 2024
Page 8
Note 2 - Summary of Critical Accounting Policies
Stock Based Compensation, page F-8

26. You disclose on page F-9 that during the years ended December 31, 2023 and 2022 you did not recognize any compensation expense. However, in your statements of cash flows on page F-6 you disclose $180,600 of stock option compensation expense as a non-cash adjustment to your net loss to arrive at net cash provided by (used in) operating activities during fiscal year ended December 31. 2023. You also disclose in Note 4. Incentive and
       Non-Statutory Stock Option Plan on page F-12 that you issued 42,000,000 stock options with a grant date fair value of $0.01 during the year ended December 31, 2023 and
       5,000,000 stock options with a grant date fair value of $0.02 during the year ended
       December 31, 2022 which appear to have been forfeited or cancelled during fiscal 2023.
       Please revise your disclosures or statements for accuracy.
Note 5 - Acquisition of BiTech Mining, page F-12

27. With regard to your March 31, 2022 acquisition of BiTech Mining Corporation, since you determined that BiTech Mining was the accounting acquirer, please identify the assets and liabilities acquired from Spine Injury Solutions Inc., and reconcile the amounts ascribed to the $(139,880) Recapitalization amount reported on page F-5.
Exhibits

28. Disclosure throughout your prospectus refers to your amended and restated certificate of incorporation and amended and restated bylaws. Please file these as exhibits or advise.
General

29. While you did not check the box on the registration statement cover page indicating that you are an Emerging Growth Company (EGC), you indicate on page 19 that you are an
       EGC. If you do in fact qualify as an EGC, please:
           Revise your cover page to indicate that you are an EGC;
           Describe how and when a company may lose its EGC status;
           Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b)
          of the Securities Exchange Act of 1934; and
           State your election under Section 107(b) of the JOBS Act:
            o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
            o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.
 July 30, 2024
Page 9

30. We note your disclosure in your definitive proxy statement filed July 23, 2024, indicating that action by written consent of shareholders taken without a meeting on July 12, 2024 has resulted in the approval of an amendment to your Certificate of Incorporation to effect a reverse split of the issued and outstanding shares of your Common Stock at the ratio of any whole number within the range between one-for-two (1:2) and one-for-eighty (1:80), with such ratio as the Board of Directors may determine, whereby, depending on the Ratio selected by the Board, every specified number of shares of the issued and outstanding or treasury shares of Common Stock within the range would be combined, converted and changed into one share of Common Stock. Please revise to include disclosure regarding the reverse stock split and its approval in an appropriate area in your registration statement. Clarify whether it will occur prior to effectiveness.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sondra Snyder at 202-551-3332 or Lily Dang at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact
Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Peter Campitiello, Esq.